                                                                     EXHIBIT 136

7 May 2003
                                                                 [INTEROIL LOGO]
PROSPECT - ELK

THIS DISCLOSURE IS NOT BASED ON A NP 2-B REPORT AND IS BASED ON INTEROIL'S MANAGEMENT DUE DILIGENCE AND INTERNAL REPORTS. THERE ARE NO RESERVE ESTIMATES AS PER NP 2-B RESERVE DEFINITIONS.

The Elk Prospect has been identified as a prospect to be drilled by InterOil in PPL 238 in Papua New Guinea. Since PPL 238 was awarded in March 2003 InterOil has spudded Moose-1 which is currently drilling. InterOil has 100% Working Interest subject to farmin and Government dilution.

The nearest wells include the Subu stratigraphic wells (23 miles) drilled by InterOil in August 2001, and the Puri-1 well drilled in 1957-9 that flowed 1610 bopd on test (from well report and other papers). The nearest commercial production is the South East Gobe field approximately 145 km to the northwest.

The potential field size is calculated using a deterministic computation. The input parameters are based on the Subu stratigraphic well core data and regional data. The most significant parameters are:

FIGURE 1 - PROSPECT LOCATION

                                    [GRAPH]

         -        Area - structural modeling based on field mapping

         -        Net Pay - based on nearby Subu cores and regional data

         -        Porosity - from Subu core data and regional data

         -        Recovery Factor - conservative estimate compared to PNG data
                  (60%)

                              INTEROIL CORPORATION

               Level 7, 33 York Street, Sydney NSW 2000 Australia
    Telephone: 61 2 9279 2000 Facsimile: 61 2 9279 2222 Web: www.interoil.com

                                                                    ELK PROSPECT

 FIGURE 2 - PROSPECT DESCRIPTION

   STRUCTURE   Two way dip, doubly plunging thrust anticline

  RESERVOIRS   Primary Reservoir Targets: Late Cretaceous
               Pale and Subu quartz sandstones with a
               combined 877 ft of good quality sandstone in the nearby Subu-1 and Subu-2 wells.
               Secondary Reservoir Target: Eocene "Mendi"
               Limestone with fracture porosity.

    SEALS Base Eocene and Cretaceous seals for Pale sands and another mudstone seal for Subu sands; Miocene Aure Group clastic seals for Eocene limestone target.

  SOURCE AND   Well placed for migration from mature source
  MIGRATION    rocks in the Vailala/Purari depocentre.

TARGET DEPTH   Primary Target: 1800 meters
               Secondary Target: 1600 meters

Third party technical studies have been performed by an Australian Government entity, the Petroleum Division of CSIRO (Commonwealth Scientific and Industrial Research Organisation). They reported on the porosity, sedimentation and hydrocarbon properties of core from Subu-1 and -2. CSIRO identified three sources for hydrocarbons in the Subu core that are early to peak mature for oil. The resource estimate assumes the structure is full of oil (rather than gas or gas cap) to the spill point.

FIGURE 3 - PROSPECT LOGISTICS

                                    [GRAPH]

Third party engineering development feasibility studies by Universal ENSCO Inc have generated costs hat were used in a Net Present Value economic model generated by ANZ Infrastructure Services. This model indicates that with capital expenditures of US$30 million or less and a crude sale price of US$22 per barrel, recoverable reserves of 5-7 million bbls would be economic.

                                                                    ELK PROSPECT

The geologist that prepared the pre-drill resource estimate is Mr. Dave Holland (BSc Hons, Sydney), an experienced PNG geologist who is employed by InterOil. The work has been checked by Mr. Andy Carroll (BA, MA, Cambridge) an engineer belonging to the Society of Petroleum Engineers, Australasia.

FIGURE 4 - PROSPECT PHOTOGEOLOGY MAP

                                    [GRAPH]

FIGURE 5 - PROSPECT CROSS SECTION

                                    [GRAPH]

                                                                    ELK PROSPECT

FIGURE 6 - PROSPECT CALCULATION SUMMARY

PROSPECT DEFINITION

Prospect Name                                                     Elk
Licence                                                          PPL 238
InterOil Interest                                                 100%
Location                                                Eastern Papuan Fold Belt
Trap Type                                                       Anticline

PROSPECT PARAMETERS


                                                     LATE
                                    EOCENE         CRETACEOUS
                                   LIMESTONE       SANDSTONES               COMPARISON WITH REGIONAL DATA
                                   ---------       ----------

Topographic Closing Contour            38               38                          Typical for PNG
area (km (2))

Prospect Area (sq. km.)                21               19                  Typical Prospect Area 1/2 of
                                                                            Topographic
                                                       150      266m        Sandstone at Subu wells (gross)
Net Pay (m)

                                       40                     40 - 900 m    Limestone (gross)
Porosity                                5%              13%      13%        Subu Wells Average

Hydrocarbon Saturation               1.00             0.70                  1 in Fractures, 0.7 in Matrix

Oil FVF (1/ fvf)                     0.85             0.85      0.85        Typical PNG Oil

Recovery Factor for Oil                30%              40%      60%        at Kutubu

Geometric Factor                     0.70             0.70      0.70        Typical Anticline

CALCULATIONS                                                                TOTAL FOR PROSPECT

Potential Volume (mmstb)               47              387                  434 Million Barrels (Deterministic calc.)

                   PARAMETERS USED IN VOLUMETRIC CALCULATIONS

PALE AND SUBU SANDSTONES

The Pale and Subu Sandstones represent the primary reservoir target within PPL
238. The only penetration is in two stratigraphic core holes drilled in 2001 at the Aure Scarp. Reservoir Parameters used in this Lead and Prospect Assessment are based on the results obtained from the Subu 1 and 2 core analysis (Barclay, 2002) and a review of regional correlative units.

         Porosity

         The recorded core porosity ranges up to 16% porosity and 1700md permeability (Barclay, 2002). A value of 13% has been used in volumetric calculations for sandstone.

         Net Pay

         In the Subu cores an estimated 266m true stratigraphic thickness of quartz arenite sandstone was encountered. The preliminary results of a petrographic study and porosity and permeability analysis of the sandstone indicate an approximate 60% net/gross for the unit. This suggests approximately 160 metres of net pay in the Subu cores rounded down to 150 metres in the volumetric calculations.

                                                                    ELK PROSPECT

         Regional correlatives of the Pale Sandstone including the Ekmai Sandstone in Irian Jaya suggest the stratigraphic thickness (TST) of these Campanian Quartz Sandstones can exceed 400m.

         Recovery Factor for Oil

         A value of 40% recovery is a conservative estimate, given the historical recovery factor of 60% of initial oil in place for Kutubu Field to the west of PPL238 (Fitzmorris, 1996, Aziz-Yarand and Livingston (1996). and PetroVal Australia 2002).

         Oil Saturation

         For Oil Saturation a value of 75% (or water saturation of 25%) is used. This is a representative figures and correlates well with the log derived water saturations for the Toro Reservoir in the Kutubu Field (Aziz-Yarand and Livingston (1996).

CARBONATE RESERVOIRS

The Eocene limestone represents a secondary target in PPL 238. The thickness of the limestone units varies (40 m at Puri to 900 m at the Aure Scarp) regionally and the thickness of the limestone used in volumetric calculations is based on regional isopach maps. The reservoir properties used in the calculations are those used by the previous operator (Carman, 1990) and are considered reasonable and conservative.

FIGURE 7 - PROSPECT DISCLOSURE

                               DISCLOSURE CONCERNING PROSPECTS
-------------------------------------------------------------------------------------------------------
ITEM                                                                 INTEROIL RESPONSE
-------------------------------------------------------------------------------------------------------
(a)              the location and basin name;      PPL 238 in the Eastern Papuan Basin, Papua New Guinea

(b)              the distance to the nearest       Gobe fields are approximately 145 km (90 miles) from
                 analogous commercial              Prospect
                 production;

(c)              the drilling commencement and     Scheduled for Mid-2003
                 completion dates;

                 the name, geologic age and        Primary Target - Late Cretaceous Pale and Subu marine
(d)              lithology of the target zone;     quartz sandstones. Secondary Target - Eocene limestone

(e)              the depth of the target zone;     1600 - 1800 m

(f)              the estimated cost to drill and   About US$1,500,000 on a dry hole basis
                 test a well to the target depth;

(g)              the range of pool of field sizes  Pre-drill resource estimate approximately 434 million
                 and the probability of success    bbls, based on prospect parameters described below.
                 and risks;                        Foldbelt Trend to the NW Probability of Success
                                                   ("POS") is about 1 in 4, but there is insufficient
                                                   nearby data to give a POS for this well. The largest
                                                   oilfield in PNG is Kutubu (2P reserves 338 million
                                                   barrels - The 2P ultimate recoverable reserves, of
                                                   which 268 million barrels have been produced, was
                                                   provided in the PNG DPE Annual Report and Oil Search
                                                   Annual Report, in 2001. Oil Search is a company
                                                   publicly listed on the Australian Stock Exchange.)

(h)              the product type reasonably       Light (42 deg API) sweet crude oil and associated gas
                 expected;

                                                                    ELK PROSPECT

(i)              the reporting issuer's gross and  InterOil's gross interest is 100% in the
                 net interest, expressed in        PPL238. After PNG Government dilution, InterOil's net
                 acres, and its gross and net      interest may be reduced to 77.5%. Farmin participation
                 interest in any production or     will further dilute InterOil's effective interest.
                 reserves;

(j)              the identity and relevant         Operator is SPI(208) Limited, a wholly owned subsidiary of
                 experience of the operator;       InterOil Corporation, that has Operated since 1999, has drilled
                                                   2 stratigraphic wells, and is currently drilling Moose-1.

(k)              expected marketing and            Barge and/or pipeline to InterOil refinery currently under
                 transportation arrangements;      construction in Port Moresby, the Capital of PNG.

(l)              the price environment.            Light sweet crude oil in Asia sells for about the WTI price.

REFERENCES:

Mason and McConachie, 2000, Cross Catalina Anticline: An Oil Accumulation in the New Guinea Fold Belt in Proceedings of the 4th PNG Petroleum Convention,

Barclay and Pickle, 2001, CSIRO Technical Report on the Pale sandstone

Aziz-Yarand and Livingston 1996. In Proceedings of the 3rd PNG Petroleum Convention,

PetroVal Australia, 2002 in Information Memorandum - for Merger between Orogen Minerals and Oil Search Limited).

Fitzmorris, 1996, In Proceedings of the 3rd PNG Petroleum Convention,

"Towards Development - the Long History of Petroleum Exploration in PNG" by Frank Rickwood, Oil Search Limited, 1990 PNG Conference Proceedings "The well flowed significant quantities of oil (1610 bopd)"

Department of Petroleum and Energy, 2000 Annual Report on Petroleum Activity in Papua New Guinea: Exploration Branch December 2000

SUBMITTED BY:

/s/ Andy Carroll
-------------------------------

ANDY CARROLL,
GENERAL MANAGER, E & P
INTEROIL CORPORATION